Exhibit 4.1

May 14, 2003

Southern Software Group, Inc.
1598 Whitehall Road
Suite E
Annapolis, Maryland, 21401

Attention: Ernie Wagner, President

SecureD Services, Inc.
1175 North Service Road West
Suite 124
Oakville, Ontario L6M 2W1

Attention: King Moore, CEO

Re: Letter Agreement for loan to Southern Software Group, Inc., a Delaware corporation ("SSGI"); and Amended and Restated Consulting Agreement between Corporate Capital Management, LLC, a Minnesota limited liability company ("CCM"), its principals, employees and consultants, and SecureD Services, Inc., a Delaware corporation ("SSI")

Dear Mr. Gentlemen:

            On or about February 14, 2003, SSGI and SSI executed a Letter of Intent respecting a proposed reorganization whereby SSGI would acquire all of the outstanding securities of SSI. In connection with the execution and delivery of this Letter of Intent, SSI agreed to advance to SSGI approximately $15,000 towards the payment of its auditor's fees for its year end audit at December 31, 2002. It is our understanding that substantial delays have occurred in attempting to finalize the proposed reorganization between SSGI and SSI that was outlined in the Letter of Intent, and consequently, SSI has not been in a position to advance the funds it had agreed to provide to SSGI for it audit because such funds cannot be released until certain conditions precedent have been satisfied by SSI. SSI desire to be released from this liability unless and until the proposed reorganization is completed with SSGI.

            The audit was prepared, and the fees are still due SSGI's auditor; however, SSGI now has a 10-QSB Quarterly Report for the quarter ended March 31, 2003, that is due to be filed with the

Page 2,
May 14, 2003


Securities and Exchange Commission on May 20, 2003, taking into account a five day extension that has or will be automatically granted to SSGI on the filing with the Securities and Exchange Commission of a Form 12b-25. The auditors will not proceed with the completion of the required review of the quarterly financial statements of SSGI that are part of this Quarterly Report unless they are paid past due fees. It is very important that this Quarterly Report be timely filed, as the failure to do so will result in a substantial diminution of the value of SSGI to SSI or any other privately-held company desiring to become a publicly-held company by a reorganization with SSGI.

            SSI was to pay CCM an "introduction fee" for CCM's introduction of SSGI to SSI of 200,000 shares of SSI common stock that would be exchanged for a like number of shares of SSGI common stock on the closing of the proposed reorganization between SSGI and SSI. SSI and CCM would like to resolve that liability as outlined below.

            SSI also entered into a Consulting Agreement with CCM and certain of its principals, employees or consultants, dated as of March 4, 2003, whereby SSI agreed to issued 300,000 shares of SSI common stock that would be exchanged for a like number of shares of SSGI common stock on the closing of the proposed reorganization between SSGI and SSI. These shares were to be issued under Rule 701 of the Securities and Exchange Commission for services rendered to SSI respecting its acquisition of certain property, assets and business from Dolfin.com, Inc. a Delaware corporation ("Dolfin"), and VASCO Data Security International, Inc., a Delaware corporation ("VASCO").

            The services required of CCM by SSI in connection with the Dolfin and VASCO acquisitions have been far in excess of those contemplated.

            CCM is willing to loan SSGI the sum of $20,000 so that is past due auditor's fees can be paid and to pay for the review of its financial statements that are a part of its Quarterly Report that is required to filed by SSGI with the Securities and Exchange Commission, provided that its Consulting Agreement with SSI is amended to reflect that 500,000 shares shall be issued thereunder rather than 300,000 shares, all under Rule 701 of the Securities and Exchange Commission. CCM will compromise its "introduction fee" payable by SSI as part of this Letter Agreement and in consideration of the execution and delivery of the Amended and Restated Consulting Agreement.


            Based upon and in consideration of the foregoing, CCM will loan SSGI immediately on the execution and delivery of the promissory note attached hereto, as Exhibit A by SSGI and the Amended and Restated Consulting Agreement attached hereto as Exhibit B by SSI, subject further, to the following:

            1. The promissory note shall bear interest at the rate of 10% per annum;

Page 3
May 14, 2003


            2. The promissory note shall be due and payable on the closing of the proposed reorganization between SSGI and SSI, or if that reorganization does not close, the closing of any reorganization or similiar transaction involving SSGI that results in a change of control in the outstanding voting securities or results in its acquisition of or a succession by SSGI of another business or opportunity (the "SSGI New Venture").

            3. CCM shall be granted 20,000 "cashless" warrants, expiring in three years, granting CCM the right to acquire 20,000 shares of common stock of SSGI at an exercise price of $1.50 per share (subject to adjustment for recapitalizations and splits and dividends), with "piggy-back" registration rights to include the shares underlying these warrants in any registration statement filed by SSGI with the Securities and Exchange Commission (except those on Forms S-4 or S-8) at no cost to CCM.

            4. CCM shall have the exclusive right to find and introduce and negotiate, subject to SSGI Board approval, any other SSGI New Venture with SSGI in the event that the proposed reorganization with SSI is not completed, for a fee to be negotiated that shall not exceed 5% of the post-SSGI New Venture outstanding securities of SSGI; in the event that any SSGI New Venture is completed by SSGI without the aid and assistance of CCM or without its written consent, CCM shall be entitled to a fee of 5% of the post-SSGI New Venture outstanding securities of SSGI as liquidated damages for a breach of this provision.

            If the foregoing correctly sets forth the substance of the understanding of the parties, please execute this Letter Agreement in duplicate, retain one copy for your records, and return one to Leonard W. Burningham, Esq. at this address, which is Suite 205 Hermes Building, 455 East 500 South, Salt Lake City, Utah 84111; you may also send one signed copy by facsimile transmission to Mr. Burningham's office to 801-355-7126.

                        Very truly yours,

                        CORPORATE CAPITAL MANAGEMENT, LLC


                        By
                          ---------------------------------------
                          Mark Savage, Manager

Page 4
May 14, 2003


SOUTHERN SOFTWARE GROUP, INC.

Accepted this 14th day of May,
2003.


By
  ---------------------------------------
  Ernie Wagner, President


SECURED SERVICES, INC.

Accepted this __ day of May,
2003.


By
   --------------------------------------
   King Moore, CEO